Exhibit 99.1

NWTN and W Motors Announce Strategic Joint Venture to Redefine the Future of Automotive Innovation

Dubai, UAE, Jan. 14, 2025 (GLOBE NEWSWIRE) -- NWTN Inc, a pioneer in sustainable energy and mobility (“NWTN”), and W Motors Automotive Group Holding Limited, a homegrown brand and a mobility solutions provider in UAE (“W Motors”), are proud to announce a strategic joint venture aimed at expanding their automotive business throughout diverse mobility projects. This partnership will combine NWTN’s network and access with W Motors’ design and technology excellence to create an unparalleled portfolio of sustainable and solutions-focused vehicles for different sectors and regions.

Under the terms of the joint venture, NWTN and W Motors will collaborate on research and development, manufacturing, and market expansion strategies, with a focus on mid luxury vehicles, security and enforcement vehicles as well as sustainable mobility solutions with an aim to localize manufacturing and assembly by leveraging W Motors’s existing capabilities and infrastructure in the UAE.

About NWTN Inc.

NWTN is a leading innovator in green mobility, offering intelligent electric vehicles and sustainable transportation solutions. Headquartered in Dubai, NWTN is committed to driving the transition toward eco-friendly mobility through groundbreaking technology and energy-efficient systems.

For further information, please visit: https://www.nwtnmotors.com.

About W Motors

W Motors is a fully-integrated mobility solutions provider in the Middle East offering products and services that include design, engineering, R&D, prototyping, production and contract manufacturing across its four divisions of high-performance and luxury vehicles, security & defence, electric commercial vehicles and special projects, which caters to mobility requirements of its global clients. W Motors is a luxury automotive manufacturer based in Dubai, known for its iconic hypercars, combining cutting-edge technology with bold design to deliver vehicles that redefine automotive performance and aesthetics.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” believe,” “estimate” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information. These forward-looking statements include, but are not limited to, the prospectus of the joint venture between NWTN and W Motors.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission at www.sec.gov. Forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time, and it is not possible for NWTN to predict those events or how they may affect NWTN. If a change to the events and circumstances reflected in NWTN’s forward-looking statements occurs, NWTN’s business, financial condition and operating results may vary materially from those expressed in NWTN’s forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and NWTN assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT

Investor Relationships

Email: IR@nwtn.ae